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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

                      HOLLINGER INC. RAISES US$120 MILLION
                    THROUGH OFFERING OF SENIOR SECURED NOTES

Toronto - March 7, 2003: Hollinger Inc. (TSX: HLG.C) today announced that it has agreed to sell US$120 million aggregate principal amount of its 11.875% senior secured notes due March 1, 2011 at 99.377% of face amount in a private placement. Closing is scheduled for March 10, 2003, subject to the satisfaction or waiver of conditions in the purchase agreement.

As previously announced, the Notes will be guaranteed by Ravelston Management Inc., a wholly-owned subsidiary of The Ravelston Corporation Limited, the controlling shareholder of Hollinger Inc., and by a subsidiary of Hollinger Inc. The Notes will be secured on a first priority basis by a pledge of approximately 25 million shares of common stock of Hollinger International Inc. owned by Hollinger Inc. and its subsidiaries, as well as by a security interest in the support agreement to be entered into between Hollinger Inc. and Ravelston Management Inc., as previously disclosed. In addition, the guarantee of Ravelston Management will be secured by a first priority lien in certain services agreements between Ravelston Management and Hollinger International and its subsidiaries.

Hollinger anticipates net proceeds of approximately US$114 million, before expenses, from the sale of the Notes. As previously announced, the proceeds from the offering will be used by Hollinger Inc. as to US$91 million to repay indebtedness owed to its banks and to The Ravelston Corporation Limited, as to US$11 million to advance a subordinated loan to The Ravelston Corporation Limited bearing interest at LIBOR plus 3%, which is anticipated to be repaid during 2003 and as to the balance for general corporate purposes.

The notes to be offered have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release will not constitute an offer to sell or a solicitation of an offer to buy the notes and is issued under Rule 135c under the Securities Act of 1933.


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Given the timetable for private placements such as this offering, this press release has been issued less than twenty-one days prior to the closing date of the transaction.

Hollinger Inc.'s principal asset is its shareholding in Hollinger International Inc. (NYSE:HLR) that represents approximately 72.8% of the voting power and approximately 31.9% of the equity of the outstanding common stock of Hollinger International Inc.

Hollinger International Inc. is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator magazine in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:

J.A. Boultbee
Executive Vice-President
Hollinger Inc.
(416) 363-8721

Peter Y. Atkinson
Executive Vice-President
Hollinger Inc.
(416) 363-8721